UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14f
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MONDO ACQUISITION I, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52621	37-1532843
(State or other jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

445 Park Avenue, 20th Floor, New York, New York 10222

Registrant’s telephone number, including area code (212) 792-0921

Copies to:
Thomas Rose, Esq.
Marcelle S. Balcombe, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Mondo Acquisition I, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about May 19, 2009, by the Company to the holders of record of shares of its Common Stock as of the close of business on May 15, 2009. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of May 15, 2009 (the "Purchase Agreement"), by and among the Company, the Company’s sole shareholder, Mondo Management Corp. (the “Seller”), and Midas Medici Group Holdings, Inc.  (the "Buyer").

The Company was incorporated as a Delaware corporation in October 2006. The Company has not had substantial operations or assets, and has sought a candidate with which it can merge or whose operations or assets can be acquired through the issuance of common stock, equity and/or debt. Existing shareholders of the Company will, in all probability, experience significant dilution of their ownership of the Company in connection with any such acquisition. Management placed no restrictions on the types of businesses which may be acquired.

Change of Control

On May 15, 2009 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant thereto the  Buyer purchased and the Seller sold an aggregate of 1,000,000 previously issued and outstanding shares of the Company's restricted common stock, comprising, 100 % of the issued and outstanding capital stock of the Company, for the aggregate purchase price, including expenses, of $75,000. All of the Company's current officers resigned and two of the Company’s directors, Jeffrey Fessler and Richard Friedman, resigned.  The Buyer's nominees, Nana Baffour and Johnson M. Kachidza were appointed to fill the Board vacancies resulting in connection with the stock purchase transaction.  Mr. Baffour’s appointment was effective immediately and Mr. Kachidza’s appointed will be effective 11 days from the filing of this Schedule 14F.  Nana Baffour was appointed as the Company’s President, Johnson M. Kachidza was appointed as the Company’s Secretary and Frank Assante-Kissi was appointed as the Company’s Vice President.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

Security Ownership of Certain Beneficial Owners and Management

Jeffrey Fessler and Richard Friedman, were our president and secretary, respectively, as well as members of the board of directors, until their resignations immediately after the Closing. Upon  Mr. Fessler’s and Mr. Friedman’s resignations, the following individuals were appointed  as officers and directors:

Name	Age	Position
Nana Baffour	37	President and Director
Johnson M. Kachidza	43	Secretary
Frank Asante-Kissi	38	Vice President

Darrin M. Ocasio, the current member of our board of directors has submitted his resignation which will automatically be effective eleven days after we file this Schedule 14-f with the Securities and Exchange Commission and upon such time, the following individual will become a member of our board:

Name	Age	Position
Johnson M. Kachidza	38	Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, Nana Baffour and Johnson M. Kachidza, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to the Purchase Date, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

Voting Securities

We are authorized o issue 40,000,000 shares of common stock, with a par value of $.001 per share and 10,000,000 share of preferred stock, par value $0.001 per share. At the close of business on May 15, 2009 we had 1,000,000 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of May 15, 2009 with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)

Midas Medici Group Holdings, Inc. 445 Park Avenue, 20th Floor New York, New York, 10022	1,000,000	100%
All officers and directors as a group (1 persons)	0	0

(1)
Applicable percentage ownership is based on an assumption of 1,000,000 shares of common stock outstanding as of May 15, 2009, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently obtainable or obtainable within 60 days of May 15, 2009 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the closing on Exchange Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Jeffrey J. Fessler, President and Director
Mr. Fessler has served as President and Director of the Company since its inception.  Since November 2004, Mr. Fessler has been a member of Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters.  From August 2002 until November 2004, Mr. Fessler was associated with Sills Cummis Epstein & Gross PC.  From August 2000 until August 2002, Mr. Fessler was associated with Akin, Gump, Strauss, Hauer & Feld LLP.   Mr. Fessler received his Juris Doctor Degree from New York Law School in 1991 and his B.S. degree in accounting from the University of Maryland in 1985.  Mr. Fessler is a Certified Public Accountant.

Richard A. Friedman, Secretary and Director
Mr. Friedman has served as Secretary and Director of the Company since its inception.  Since May 1998, Mr. Friedman has been the managing partner of Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters.. Mr. Friedman is principally engaged in the practice of Corporate and Securities Law, with a concentration on public offerings and private placements. He represents clients in a wide variety of corporate transactions, including mergers and acquisitions, secured and unsecured private equity financing transactions (PIPE’s), joint ventures, employment and shareholder agreements, as well as with the formation of private equity hedge funds. He also represents publicly held companies with their 1934 Act reporting obligations, and with NASDAQ, AMEX and other exchange listing and compliance matters. Mr. Friedman’s practice also involves representation of broker-dealers and registered individuals in a wide array of matters, including ongoing compliance, regulatory inquiries and disciplinary proceedings before governmental and self-regulatory organizations, such as the Securities and Exchange Commission, National Association of Securities Dealers, New York Stock Exchange, and state securities commissions. Mr. Friedman received his Juris Doctor degree from Hofstra University School of Law in 1987 and his Bachelor of Arts Degree in Economics from the State University of New York at Binghamton (Harpur College) in 1984.

Darrin M. Ocasio, Director
Mr. Ocasio has served as Director of the Company since its inception.  Since 2000, Mr. Ocasio has been an attorney at Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters.  Mr. Ocasio has been a member of Sichenzia Ross Friedman Ference LLP since 2005.  Mr. Ocasio received his Juris Doctor Degree from New York Law School in 2000.

Incoming  Directors and  Current Officers

Nana Baffour, President and Director

Mr. Baffour is Co-founder and has served as Managing Principal of Knox Lawrence International, a New York based private equity firm focused on acquiring and growing middle market energy services companies divested by utilities and other large institutions, since 2004.  Mr. Baffour currently serves as Chairman of Consonus Technologies, Board Member of UK-based Vertex, Dearborn Mid-West Conveyor Co. and Utilipoint International as well as Chair of the Advisory Board of the University of Utah Opportunity Scholars Program

Mr. Baffour has over 15 years of experience in finance including experience as a credit analyst, equity analyst and principal investor.  Mr. Baffour was an investment banker at Credit Suisse First Boston in Europe and the US from 2000 to 2004, where he was directly involved in billions of dollars of M&A and financing transactions for energy companies including transactions in energy services and clean energy.  In particular, Mr. Baffour was involved in the first US capital markets transactions for a wind energy generator.  Mr. Baffour started his career as Credit Analyst for CIT Group and was an equity portfolio analyst at Standard and Poor’s.

Mr. Baffour received his MBA from New York University’s Stern School of Business, a Master of Science in Economics from University of North Carolina at Charlotte and a Bachelor of Arts Degree in Economics from Lawrence University. Mr. Baffour is a Chartered Financial Analyst

Johnson Kachidza, Secretary and Director

Mr. Kachidza is Co-founder and has served as Managing Principal of Knox Lawrence International, a New York based private equity firm focused on acquiring and growing middle market energy services companies divested by utilities and other large institutions, since 2002.  Mr. Kachidza currently serves as Chairman of the Board of Dearborn Mid-West Conveyor Co., Board Member of Consonus Technologies, Utilipoint International and Transactis. He is also on the Board of Directors of Shared Interest, a non-profit organization.

Mr. Kachidza has over 16 years of experience in finance and operations, including merchant banking, investment banking and manufacturing.  Mr. Kachidza was an investment banker at Merrill Lynch and JP Morgan Chase, where he was directly involved in over $10 billion of M&A and debt and equity financing transactions in the energy sector. Mr. Kachidza began his career as an engineer at General Electric in 1991 and holds US patent #5686795 for an innovative fluorescent lamp design.

Mr. Kachidza received his MBA from University of Chicago Booth School of Business, a Master of Science in Materials Engineering from University of Illinois at Urbana-Champaign and a Bachelor of Arts Degree in Chemistry from Knox College.

Frank Asante-Kissi, Vice-President

Mr. Asante-Kissi has served as Chief Operating Officer of Knox Lawrence International, a New York based private equity firm focused on acquiring and growing middle market energy services companies divested by utilities and other large institutions since March 2008 and a consultant since 2003.

Mr. Asante-Kissi has over 10 years experience in business performance management, process improvement and operational efficiency.  While at Citigroup, Mr. Asante-Kissi led several process improvement and performance management initiatives including industry benchmarking from 2002 until 2008.  Mr. Asante-Kissi begun his career as a software developer prior to joining Citigroup.

Mr. Asante-Kissi received his MBA from Rensselaer Polytechnic Institute’s Lally School of Management and Technology (RPI) and a Bachelor of Arts Degree in Mathematics and Computer Science from Lawrence University.

Executive Compensation

 As of the date hereof, no compensation is due to the executive officers of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

None.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

 No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Mondo Acquisition I, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: May 19, 2009                                                                           Mondo Acquisition I, Inc.

By:	/s/ Nana Baffour
Nana Baffour President (Principal Executive Officer)